

January 30, 2015

<u>Via E-mail</u>
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

Re: **Millennium Healthcare Inc.**
Form 10
Filed July 25, 2013
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 000-55009

Dear Mr. Sartorio:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea Cataneo, Esq.